Deltek, Inc.

13880 Dulles Corner Lane

Herndon, VA 20171

December 10, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Deltek, Inc.

Post-Effective Amendment No. 1

  to the Registration Statement on Form S-1

File No. 333-142737

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Deltek, Inc. (the “Company”) hereby requests that its Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-142737), filed on November 30, 2007 (the “Amendment”), be withdrawn, with such withdrawal to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company requests withdrawal of the Amendment for the purpose of re-filing it with the correct Securities Act EDGAR submission type. Post-Effective Amendment No. 1 was initially inadvertently filed by our filing agent under an incorrect EDGAR submission type identifying the filing as a “POS AM”. This Post-Effective Amendment is a “POS EX” filing and will, concurrent with this request, be re-filed with the correct EDGAR submission type. No securities were sold under Post-Effective Amendment No. 1.

If you have any questions or require further information, please contact the undersigned at (703) 885-9933 or Vasiliki Tsaganos of Fried, Frank, Harris, Shriver & Jacobson LLP, the Company’s outside counsel, at (202) 639-7078.

Very truly yours, Deltek, Inc.

By:	/s/ David R. Schwiesow
Name: David R. Schwiesow Title: Senior Vice President, Secretary and General Counsel

cc: Vasiliki Tsaganos, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)